Exhibit 10.1

ALBEMARLE

December 22, 2010

Scott Tozier

6520 Via Baron Rancho

Palos Verdes, California 90275

Dear Scott:

Please find the revised terms of the December 17, 2010 offer we have made for you to join Albemarle Corporation as Senior Vice President and Chief Financial Officer located in Baton Rouge, Louisiana. Please note the change to point 5 and the contingencies within the last paragraph as we discussed on December 21, 2010.

1.	Base salary of $400,000 per year.

2.	Bonus - Target is 60% of base salary under the Annual Incentive Plan of the Corporation, which is performance-based depending on Corporate goals including Financial Performance measured by EBIT and Free Cash Flow, and Strategic Leadership metrics related to Safety, Environment, and Governance. Annual awards to individuals are based on individual contributions. An individual performance factor can range between 0%-150%. Employees receive 0% at threshold level. Amounts above threshold are prorated on a linear basis up to 200% of target for superior company performance. The maximum bonus potential is calculated by multiplying the employee’s base salary x (target % eligible) x (200% for superior company performance) x (150% for individual performance).

3.	As the plan is calculated for the calendar year, your first year bonus amount will be prorated for 2011 based on time worked and actual performance.

4.	Albemarle will award you 25,000 stock options under the company’s existing plan. The options will have a ten-year term and will completely vest after three years from the date of grant. These are subject to final approval by the Executive Compensation Committee of the Board and will be confirmed as a separate agreement following your hire. The price of those options will be the composite closing price of the stock on your first day of employment.

5.	The company will issue to you a grant of 25,000 shares of Restricted Stock upon approval of the Executive Compensation Committee of the Board as outlined in the paragraph above. This grant will step vest by a third each year over three years from the date of hire.

6.

You will be eligible for 10,000 Performance Share Units as part of the 2011 Long Term Incentive Plan if you are on payroll by March 31, 2011. Performance shares are earned based on company performance over a 2-year performance period. Earned performance shares, after the appropriate tax withholding, are paid in 50% traunches in January of the third and fourth year after grant. 34% of target performance shares are earned for meeting threshold targets. Amounts above threshold are prorated on a linear basis up to 200% of target for superior performance. The LTIP for 2011 is subject to final approval by the Executive Compensation Committee of the Board.

7.	You will be eligible to participate in the Severance Pay Plan as a participant in the short-term incentive plan as nominated by the CEO for three years from date of hire. Severance pay for an eligible employee shall be equal to the sum of one year of your base pay in effect at the time of termination of employment and your target cash bonus for the most recent year for which you participated in the short-term incentive program. As a condition of receiving severance pay, you must execute and deliver to the company a signed non-compete agreement and a release in the form approved by the plan administrator of any and all claims you may have against the company.

8.	Albemarle’s retirement program is a defined contribution pension plan. Under the plan you will receive a defined contribution equal to 5% of your base salary, which you may invest in the investment choices available under the Albemarle Savings Plan.

9.	You will participate in Albemarle’s savings plan, which provides a company match of 100% on personal savings contributed by you of up to five percent of salary. All employee contributions are made on a pre-tax basis. Eligibility begins on the first day of the month following your employment.

10.	You will be eligible to participate in the Albemarle Executive Deferred Compensation Plan upon hire, providing you make the election within 30 days of your hire date. The program allows participants to defer up to 50% of salary and up to 100% of bonus (net of FICA, including Medicare, taxes) each year. Deferrals are credited to one or more accounts which may be distributed at or before retirement based on your election. Deferrals are credited with the investment performance of funds, which largely mirror those available in the Savings Plan.

11.	You will be eligible for the full benefit package provided by the company. I will provide you an overview of the package and will be happy to provide answers to questions you may have on any of the benefit plans. I will mail this information separately.

12.	Relocation allowances provide full coverage for moving and packing household goods. You will be entitled to the same provisions of the policy, as are transferred employees. If you can sell your residence, the Company prefers you to do so. In the event you cannot do so in a reasonable time, the Company will buy the house based on the average of two appraisals. The mechanics of this transaction are covered in the relocation policy to be separately mailed.

13.	Your vacation eligibility will be four weeks per year.

14.	If you forfeit your 2010 annual bonus based on timing of resignation from Honeywell, you will be eligible for your target award of $120,000 which will be paid within 30 days from date of hire.

15.	If you forfeit your 2010 Cash LTIP based on timing of resignation from Honeywell, you will be eligible for your target LTIP award of $120,000 which will be paid within 30 days from date of hire.

16.	You will be eligible for an $110,000 sign-on bonus payable quarterly through your first year anniversary. If you voluntarily resign before your second anniversary you will be responsible for the prorated repayment of the sum of payments made per points 14,15 and 16 based on the timing of your resignation.

Our offer is contingent upon you accepting these terms per the communication steps outlined during our morning meeting on December 17, 2010 in Baton Rouge, La. This offer is also contingent upon the successful completion of a post offer substance abuse test, in accordance with Albemarle Corporation’s substance abuse policy. We will provide instructions upon your acceptance of our offer. You will also be required to sign a Patent & Confidentiality Agreement, Non-Compete Agreement, Information Security Agreement and a Conflict of Interest Questionnaire on your start date.

Sincerely,

/s/ Darian K. Rich

Darian K. Rich
Vice President, Human Resources

December 22, 2010

Revised Employment Offer

Accepted:	/s/ Scott Tozier
Scott Tozier

Date: January 7, 2011

Please fax your response to me at 225-388-7620.